Filed Pursuant to Rule 433
Registration No. 333-293350
April 14, 2026

BROOKFIELD ASSET MANAGEMENT LTD.

US$550,000,000 4.832% NOTES DUE 2031

US$450,000,000 5.298% NOTES DUE 2036

PRICING TERM SHEET
April 14, 2026

Issuer:	Brookfield Asset Management Ltd.

Security:	4.832% Senior Unsecured Notes due April 15, 2031 (the “2031 Notes”) 5.298% Senior Unsecured Notes due January 15, 2036 (the “2036 Notes” and, together with the 2031 Notes, the “Notes”)

Expected Ratings*:	A- (Stable) (S&P Global Ratings) A (Stable) (Fitch Ratings, Inc.)

Ranking:	Senior Unsecured

Principal Amount:

2031 Notes: US$550,000,000

2036 Notes: US$450,000,000

The 2036 Notes will be in addition to and form part of the same series of notes as the US$400,000,000 aggregate principal amount of Brookfield Asset Management Ltd.’s 5.298% notes due 2036, which were originally issued on November 18, 2025 (the “Original 2036 Notes”). After giving effect to this offering, there will be a total of US$850,000,000 aggregate principal amount of notes of this series issued and outstanding.

There will be no sales to affiliates of Brookfield Wealth Solutions Ltd. in connection with this offering.

Trade Date:	April 14, 2026

Expected Settlement Date**:	2031 Notes: April 17, 2026 (T+3) 2036 Notes: April 17, 2026 (T+3)

Maturity Date:	2031 Notes: April 15, 2031 2036 Notes: January 15, 2036

Coupon:	2031 Notes: 4.832% 2036 Notes: 5.298% (interest on the 2036 Notes will accrue from November 18, 2025)

Interest Payment Dates:	2031 Notes: April 15 and October 15, commencing October 15, 2026 2036 Notes: January 15 and July 15, commencing July 15, 2026

Price to Public:	2031 Notes: 100.000% of the principal amount 2036 Notes: 98.962% of the principal amount plus accrued interest of US$9,867,525.00 from November 18, 2025

Benchmark Treasury:	2031 Notes: UST 3.875% due March 31, 2031 2036 Notes: UST 4.125% due February 15, 2036

Benchmark Treasury Price & Yield:	2031 Notes: 99-31; 3.882% 2036 Notes: 98-28+; 4.264%

Spread to Benchmark Treasury:	2031 Notes: + 95 basis points 2036 Notes: + 117 basis points

Yield:	2031 Notes: 4.832% 2036 Notes: 5.434%

Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000

Covenants:	Change of control (put @ 101%) Negative pledge Consolidation, merger, amalgamation and sale of substantially all assets

Optional Redemption Provisions:

Make-Whole Call:

2031 Notes: Prior to March 15, 2031 (one month prior to maturity), treasury rate plus 15 basis points

2036 Notes: Prior to October 15, 2035 (three months prior to maturity), treasury rate plus 20 basis points

Par Call:

2031 Notes: At any time on or after March 15, 2031 (one month prior to maturity), at 100% of the principal amount of the 2031 Notes to be redeemed

2036 Notes: At any time on or after October 15, 2035 (three months prior to maturity), at 100% of the principal amount of the 2036 Notes to be redeemed

Use of Proceeds:	The net proceeds from the sale of the Notes will be used for general corporate purposes

CUSIP / ISIN:	2031 Notes: 113004 AE5 / US113004AE50 2036 Notes: 113004 AC9 / US113004AC94

Joint Book-Running Managers:	RBC Capital Markets, LLC SMBC Nikko Securities America, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Brookfield Securities LLC

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Agricole Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Santander US Capital Markets LLC

Conflicts of Interest:	Brookfield Securities LLC, one of the underwriters of this offering, is an affiliate of the Issuer and, therefore, has a conflict of interest under FINRA Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Pursuant to Rule 5121, Brookfield Securities LLC will not confirm sales of the 2036 Notes or the 2031 Notes to any account over which it exercises discretionary authority without the prior written approval of the customer.

Capitalized terms used and not defined herein have the meanings assigned in the Issuer’s Prospectus Supplement, dated April 14, 2026.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes hereunder may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC at 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com, or by calling SMBC Nikko Securities America, Inc. at 1-888-868-6856 or by emailing prospectus@smbcnikko-si.com.

No PRIIPs or UK PRIIPs key information document (KID) has been prepared as European Economic Area or UK retail investors are not targeted.

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